UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

On September 12, 2013, the Annual Meeting of Shareholders (the “Meeting”) of Birks & Mayors Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on August 2, 2013 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 7,175,641 Class A voting shares outstanding (which entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors Dr. Lorenzo Rossi di Montelera, Jean-Christophe Bédos, Davide Barberis Canonico, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Louis L. Roquet, Niccolò Rossi di Montelera and Guthrie J. Stewart to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Dr. Lorenzo Rossi di Montelera	82,136,983	54,677	1,285,203
Jean-Christophe Bédos	82,136,976	54,684	1,285,203
Davide Barberis Canonico	82,137,026	54,634	1,285,203
Emily Berlin	82,137,069	54,591	1,285,203
Shirley A. Dawe	82,137,026	54,634	1,285,203
Elizabeth M. Eveillard	82,137,069	54,591	1,285,203
Louis L. Roquet	82,136,983	54,677	1,285,203
Niccolò Rossi di Montelera	82,137,022	54,638	1,285,203
Guthrie J. Stewart	82,137,069	54,591	1,285,203

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 83,431,979 shares in favor, 6,337 shares against and 38,547 shares abstaining.

The shareholders approved the articles of amendment of the Company to change its corporate name by a vote of 83,381,938 shares in favor, 9,799 shares against and 85,126 shares abstaining.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 17, 2013		Vice President, Legal Affairs and Corporate Secretary

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